

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

February 26, 2019

Peter A. Zieringer
President and Chief Executive Officer
Daimler Trust Leasing LLC
Daimler Trust
36455 Corporate Drive
Farmington Hills, Michigan 48331

> **Re:**   **Daimler Trust Leasing LLC**
> **Daimler Trust**
> **Registration Statement on Form SF-3**
> **Filed February 22, 2019**
> **File Nos. 333-229783 and 333-229783-01**

Dear Mr. Zieringer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michelle Stasny at (202) 551-3674 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance